EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	3/31/2011	3/31/2011
EARNINGS
Income Before Income Taxes	$349,758	$419,771	$347,077	$475,089	$480,850	$488,277	$155,105
Fixed Charges (as below)	146,226	171,171	209,339	174,188	167,682	164,586	40,323
Total Earnings	$495,984	$590,942	$556,416	$649,277	$648,532	$652,863	$195,428

FIXED CHARGES
Interest Expense	$94,293	$124,730	$173,870	$152,950	$156,107	$153,404	$37,272
Credit for Allowance for Borrowed Funds Used During Construction	42,733	36,641	25,269	10,538	1,475	1,082	526
Estimated Interest Element in Lease Rentals	9,200	9,800	10,200	10,700	10,100	10,100	2,525
Total Fixed Charges	$146,226	$171,171	$209,339	$174,188	$167,682	$164,586	$40,323

Ratio of Earnings to Fixed Charges	3.39	3.45	2.65	3.72	3.86	3.96	4.84